UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 5, 2012

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report, which constitutes the public section of the US resolution plan prepared as part of the Recovery and Resolution Plan for Credit Suisse Group AG and filed with certain of its regulators, is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

Credit Suisse Global RRP Chapter 1 – Public section

Credit Suisse Global Recovery and Resolution Plan
Chapter 1 – Public section

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Credit Suisse Global RRP Chapter 1 – Public section

1	Public section	3
1.1	Summary of resolution plan	3
1.1.1	The names of “material legal entities”	4
1.1.2	Description of “core business lines”	5
1.1.3	Summary financial information	7
1.1.4	Description of derivative and hedging activities	9
1.1.5	Memberships in material payment, clearing and settlement systems	10
1.1.6	Description of non-US operations	11
1.1.7	Material supervisory authorities	11
1.1.8	Principal officers	11
1.1.9	Resolution planning corporate governance structure and processes related to resolution planning	12
1.1.10	Description of material management information systems	12
1.1.11	High-level description of resolution strategy	13

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1	Public section

The Recovery and Resolution Plan (RRP) for Credit Suisse Group AG1 (Group) addresses the requirements for the public section of the US resolution plan as described in the rules implementing section 165(d) of the Dodd-Frank Act, dated November 1, 2011, jointly issued by the Board of Governors of the Federal Reserve System (FRB) and the Federal Deposit Insurance Corporation (FDIC) in the United States (US). In addition to the requirements of the FRB and FDIC in the US, our RRP also addresses the RRP guidance issued in Switzerland and in the United Kingdom (UK). The Swiss Financial Market Supervisory Authority (FINMA) issued RRP guidance as contained in FINMA’s Recovery and Resolution Guidance Plan, dated March 26, 2012. The Financial Services Authority (FSA) in the UK issued RRP guidance with assistance from the Bank of England and the HM Treasury as contained in the FSA’s Recovery and Resolution Plans Consultation Paper 11/16, dated August 9, 2011 and the FSA’s “RRP Guidance pack for firms” published alongside the FSA RRP Consultation Paper and subsequent papers. Going forward, our RRP will also address the RRP guidance and requirements of other countries as they are issued by the respective regulatory bodies.

In order to comply with the rules governing the creation of our RRP, we have had to gather and present information regarding our operations in a way that is different from how we do so for other purposes. These differences are a result of the particular requirements governing the preparation and contents of our RRP and do not reflect any changes to our business strategy.

1.1	Summary of resolution plan

Credit Suisse Group operates as an integrated global bank, combining our strengths and expertise in three global divisions, Private Banking, Investment Banking and Asset Management. Our divisions are supported by our Shared Services functions, which provide corporate services and business solutions while ensuring a strong compliance culture.

Private Banking

In Private Banking, we offer comprehensive advice and a broad range of financial solutions to private, corporate and institutional clients. Private Banking comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management, we serve more than two million clients, including ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland, making us one of the largest global players. Our network comprises 360 office locations in 46 countries. Our Corporate & Institutional Clients business serves the needs of over 100,000 corporations and institutions, mainly in Switzerland, and is an important provider of financial products and services.

Investment Banking

Investment Banking provides a broad range of financial products and services, with a focus on businesses that are client-driven, flow-based and capital-efficient. Our products and services include global securities sales, trading and execution, prime brokerage, capital raising and advisory services, as well as comprehensive investment research. Our clients include corporations, governments, pension funds and institutions around the world. We deliver our global investment banking capabilities via regional and local teams based in all major developed and emerging market centers. Our integrated business model enables us to gain a deeper understanding of our clients and deliver creative, high-value, customized solutions based on expertise from across Credit Suisse.

Asset Management

Asset Management offers products across a wide range of asset classes, including alternative investments such as hedge funds, private equity, real estate and credit, and multi-asset class solutions, which includes equities and fixed income products. The division manages portfolios, mutual funds and other investment vehicles for governments, institutions, corporations and private clients worldwide. With offices in 19 countries, we collaborate with clients to develop and deliver innovative investment products and solutions to meet their specific needs. Asset Management operates as a global integrated network in close collaboration with Private Banking and Investment Banking.

1 For the purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us”, and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. Credit Suisse AG is the Swiss bank subsidiary of the Group. The term “the Bank” means only Credit Suisse AG and its consolidated subsidiaries. Refer to the footnote on page 3 of the Group 2011 Annual Report.

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Shared Services

Shared Services provides centralized corporate services and business support for Private Banking, Investment Banking and Asset Management, with services in the following areas: Finance, General Counsel, Risk Management, Information Technology, Talent, Corporate Communications, Corporate Branding, Corporate Development and Public Policy. Shared Services acts as an independent control function and provides services and support from a handful of regional hubs.

Global structure

Our global structure comprises four regions: Switzerland; Europe, Middle East and Africa (EMEA); Americas; and Asia Pacific (APAC).

Switzerland

In our home market, we are a leading bank for private, corporate and institutional clients. Around 2,000 relationship managers at more than 200 branches offer clients a full range of private banking services. Investment Banking provides a broad range of financial services to its Swiss client base, while Asset Management offers traditional and alternative investment products and multi-asset class solutions.

Europe, Middle East and Africa (EMEA)

Credit Suisse is active in 31 countries across the EMEA region with offices in 74 cities. Our regional headquarters are in the United Kingdom (UK). The region encompasses both developed markets such as France, Germany, Italy, Spain and the UK, as well as fast growing markets including Russia, Poland, Turkey, South Africa and the Middle East.

Americas

The Americas region comprises our operations in the US, Canada, the Caribbean and Latin America. With offices in 46 cities spanning 14 countries, we offer clients local market expertise and access to our full range of global resources across our three divisions and as an integrated bank.

Asia Pacific (APAC)

The Asia Pacific region comprises 18 offices in 12 markets. Our business has a strong presence in the region’s largest markets, such as Australia, mainland China, Hong Kong, Korea and Japan, complemented by long-standing leadership in Southeast Asia and a rapidly growing franchise in India. In these markets we are committed to building one of the leading client franchises in the industry by delivering the integrated bank to corporate, institutional and high-net-worth clients.

For further information on our business refer to the “Our businesses” and “Organizational and regional structure” sections of the Group  Annual Report 2011.

1.1.1	The names of “material legal entities”

For purposes of the RRP rules, Credit Suisse has identified 16 entities that satisfy the “material legal entity” requirements and guidance issued by FINMA, the FRB/FDIC and the FSA. In general, the applicable regulations define a “material legal entity” as an entity that is significant to a “core business line” (refer to section 1.1.2 below for a definition of “core business lines”) or a “critical operation” (defined as an operation whose discontinuance or disorderly wind-down would have a material impact on or pose a threat to the financial stability of Switzerland, the US or the UK). The table below lists our “material legal entities” by region.

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Fig. 1-1: Credit Suisse material legal entities by region
Material legal entities	Region	General entity description
Credit Suisse Group AG	Switzerland	Swiss holding company
Credit Suisse AG	Switzerland	Swiss bank
Credit Suisse Securities (USA) LLC	US/Americas	US broker dealer
Credit Suisse Capital LLC	US/Americas	US OTC derivatives broker dealer
Credit Suisse Management LLC	US/Americas	US investment banking entity
Credit Suisse Holdings (USA), Inc.	US/Americas	Top US holding company
Credit Suisse (USA), Inc.	US/Americas	US holding company
Credit Suisse AG New York Branch	US/Americas	New York branch of Credit Suisse AG
Credit Suisse AG Cayman Branch	Americas	Cayman Islands branch of Credit Suisse AG
Credit Suisse AG Nassau Branch	Americas	Bahamas branch of Credit Suisse AG
Credit Suisse Securities (Europe) Limited	UK/EMEA	UK securities dealer
Credit Suisse International	UK/EMEA	UK bank
Credit Suisse (UK) Limited	UK/EMEA	UK private bank
Credit Suisse AG London Branch	UK/EMEA	UK branch of Credit Suisse AG
Credit Suisse AG Guernsey Branch	EMEA	Guernsey branch of Credit Suisse AG
Credit Suisse AG Singapore Branch	APAC	Singapore branch of Credit Suisse AG

1.1.2	Description of “core business lines”

For purposes of the RRP rules, Credit Suisse has identified 11 “core business lines” pursuant to the requirements and guidance issued by FINMA and the FRB/FDIC. This identification was conducted in accordance with the applicable regulatory guidance and is not intended to be a strategic view of Credit Suisse. In general, under the applicable regulations, a “core business line” is an operation whose failure, in the Group's view, would result in a material loss of revenue, profit, or franchise value. The “core business lines” we have identified for purposes of resolution planning do not necessarily correspond to the segments and business lines we use for financial reporting or the way in which our management analyzes our business. In particular, the operations of our Asset Management division, while not representing a “core business line” pursuant to the applicable regulatory definitions, is nonetheless central to our integrated business model and organization, and is important to the success of our One Bank strategy. Similarly, a number of business lines in our Investment Banking division, including equity and debt underwriting, advisory services, and the foreign exchange and commodities business lines of our fixed income sales and trading business, remain vital to our business model and organization without meeting the applicable regulatory definitions. The table below lists each of our “core business lines” and the division to which they belong.

Fig. 1-2: Global core business lines
Division		Core business lines
Private Banking		Corporate & Institutional Clients
Private Banking Switzerland
Private Clients Switzerland
Investment Banking	Fixed Income	Credit Products
Emerging Markets Group (EMG)
Securitized Products
Rate Products
	Equities	Cash Equities
Equity Derivatives
Prime Services
	Investment Banking Department	Corporate Bank

The following sections provide a high-level description of each core business line.

Corporate & Institutional Clients

Our Corporate & Institutional Clients business is an important provider of financial products and services, serving the needs of over 100,000 corporations and institutions, mainly in Switzerland. We provide premium advice and solutions across a broad range of banking services, including lending, cash and liquidity management, trade finance, ship and aviation finance, corporate finance, investment solutions, global custody and asset and liability management. Clients include small and medium-sized enterprises, global corporations and commodity traders, banks, insurance companies and Swiss pension funds.

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Wealth Management Clients – Private Banking Switzerland and Private Clients Switzerland

Our Wealth Management Clients business, including Private Banking Switzerland and Private Clients Switzerland, is one of the largest in the wealth management industry globally and serves more than two million clients, including ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. We offer our clients a distinct value proposition, combining a global reach with a structured advisory process and access to a broad range of sophisticated products and services. We deliver innovative and integrated solutions in close collaboration with Investment Banking and Asset Management.

Credit Products

Our Global Credit Products team is a market maker in public debt across the credit spectrum, including high grade, high yield and distressed debt, and is a market maker in the credit derivatives market, including single-name credit default swaps (CDS), CDS indices, as well as default swaps and levered equity strategies. We are a market maker in par (performing) loans, loan CDS and loan CDS indices as well as distressed (non-performing) loans. Our capital markets businesses are responsible for structuring, underwriting and syndicating the full range of products for our issuer clients including: investment grade and leveraged loans, investment grade and high yield bonds and unit transactions. We are also a provider of committed financing, including bridge and mezzanine finance. We are a market maker in on/off-the-run indices, index tranches, swaptions and recovery swaps. Our structured credit solutions include asset swaps, negative basis trades, skew arbitrage, structured funding, regulatory capital solutions, restructuring and recovery solutions.

Emerging Markets Group (EMG)

Our Fixed Income Emerging Markets team has a global presence with dedicated regional and country teams. We bring clients the entire spectrum of emerging market products across the key growth markets of the world, in cash and derivatives across foreign exchange, credit, interest rates and hybrid asset classes. We deliver access to the capital markets, as well as specialized financing, trading and risk management expertise.

Securitized Products

Our Securitized Products team delivers a full spectrum of private label trading, government guaranteed trading, transaction management and structured client solutions. Securitized Products trades, securitizes, syndicates, underwrites and provides research for various forms of securities, primarily residential mortgage-backed securities and asset-backed securities. Both the mortgage- and asset-backed securities are based on underlying pools of assets, and include both government and agency-backed, as well as private label loans. We also have a presence in mortgage servicing through our wholly owned subsidiary, Select Portfolio Servicing (SPS).

Rate Products

Our Rate Products team is a global market maker in cash and derivatives markets and a primary dealer in multiple jurisdictions including US, Eurozone, UK and Japan. This covers the full spectrum of government and agency bonds and swap and flow option products and enables us to service issuers, risk managers and investors in all aspects of their activities. We offer our clients an extensive suite of investor and liability management products that incorporate innovative leading ideas that price, manage risk and structure interest rate, foreign exchange and hybrid solutions in over-the-counter (OTC), note and other forms. We give our clients access to a global liquidity and firm financing capability that utilizes repurchase agreements and related instruments to help clients with balance sheet management and optimization of funding.

Cash Equities

Our Cash Equities team executes client and proprietary orders and makes markets in listed and OTC cash securities, as well as convertible and derivative securities. We provide liquidity to the market through both capital commitments and risk management, and we represent institutional accounts in the equity marketplace by serving as the communication conduit between clients and equity traders. We also provide clients with research, trading ideas and capital commitments and identify trends in the marketplace in order to obtain the best and most effective execution.

Equity Derivatives

Our Equity Derivatives team specializes in providing customers with a full range of equity-related products, investment options, and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to financial institutions, hedge funds, asset managers and corporations. Products include convertible bonds, warrants, OTC derivatives, listed derivatives and program trading. Equity Derivatives also includes the Fund Linked Product Group which is involved in the structuring, risk management and distribution of structured mutual fund and alternative investment products.

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Prime Services

Our Prime Services team provides a wide range of services to hedge funds and institutional clients, including prime brokerage, start-up services, capital introductions, securities lending, synthetics and innovative financing solutions. Prime Services provides a globally integrated, multi-asset platform across traditional prime brokerage, delta one, listed derivatives and managed lending. We leverage the strengths of one of the largest global financial firms to deliver customized solutions to our clients, including capital raising, consulting and risk services.

Corporate Bank

The Corporate Bank Group comprises several distinct areas including corporate lending, portfolio management, portfolio management analysis and the transaction management group. Collectively these groups are responsible for negotiating new loans and amendments, and for managing loan risk exposure and capital limits associated with the Investment Banking Department (IBD) loan portfolio. Business activities consist of loan origination for Credit Suisse-led loan transactions and non-Credit Suisse-led loan participations. The Corporate Bank Group originates loans in support of Investment Banking clients globally, with resources located in New York, London and Zurich.

For further information on our Private Banking and Investment Banking businesses refer to the “Our businesses” section of the Group  Annual Report 2011.

1.1.3	Summary financial information

The consolidated balance sheet for Credit Suisse Group AG as of December 31, 2011 is presented below.

Fig. 1-3: Consolidated balance sheet for Credit Suisse Group AG as of December 31, 2011 (in CHF million)
Total assets	1,049,165
Cash and due from banks	110,573
Interest-bearing deposits with banks	2,272
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	236,963
Securities received as collateral, at fair value	30,191
Trading assets, at fair value	279,553
Investment securities	5,160
Other investments	13,226
Net loans	233,413
Premises and equipment	7,193
Goodwill	8,591
Other intangible assets	288
Brokerage receivables	43,446
Other assets	78,296
Assets of discontinued operations held-for-sale	0

Total liabilities and equity	1,049,165
Total liabilities	1,008,080
Due to banks	40,147
Customer deposits	313,401
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	176,559
Obligation to return securities received as collateral, at fair value	30,191
Trading liabilities, at fair value	127,760
Short-term borrowings	26,116
Long-term debt	162,655
Brokerage payables	68,034
Other liabilities	63,217
Total equity	41,085
Total shareholders' equity	33,674
Non-controlling interests	7,411

For further information on our financial statements refer to the “Consolidated financial statements” section of the Group Annual Report 2011.

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Funding sources and uses

We primarily fund our balance sheet through core customer deposits, long-term debt and shareholders’ equity. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. These assets include our buffer of CHF 176 billion of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. Our buffer increased 17% compared to CHF 150 billion as of the end of 2010, primarily reflecting increased cash. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 22% as of the end of 2011, down from 25% as of the end of 2010, mainly driven by additional loans in Private Banking. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer.

Fig. 1-4: Balance sheet funding structure as of December 31, 2011 (in CHF billion)

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Our core customer deposits totaled CHF 278 billion as of the end of 2011, an increase of 5% compared to CHF 266 billion as of the end of 2010, reflecting deposit inflows. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt. We were able to execute the 2011 funding plan despite difficult market conditions in the earlier part of the year and prefunded a portion of our expected 2012 funding needs.

While we do maintain a branch of Credit Suisse AG in New York, it does not accept retail deposits and the deposits the Branch does hold are not insured by the FDIC. Further, we do not own a bank subsidiary in the United States, and are therefore not subject to the RRP requirements applicable to certain insured depository institutions.

Treasury is responsible for the development, execution and regular updating of our funding plan. The plan reflects projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market conditions.

Interest expense on long-term debt, excluding structured notes, is monitored and managed relative to certain indices, such as the London Interbank Offered Rate, that are relevant to the financial services industry. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. Our average funding cost, which is allocated to the divisions, remained largely unchanged from December 31, 2011 as compared to the end of 2010.

We continually manage the impact of funding spreads through careful management of our liability maturity mix and opportunistic issuance of debt. The effect of funding spreads on interest expense depends on many factors, including the absolute level of the indices on which our funding is based.

We diversify our funding sources by issuing structured notes, which are debt securities on which the return is linked to commodities, stocks, indices or currencies or other assets. We generally hedge structured notes with positions in the underlying assets or derivatives. Our liquidity planning includes settlement of structured notes. We had CHF 35.7 billion of structured notes outstanding as of the end of 2011 compared to CHF 38.0 billion as of the end of 2010, reflecting the continued change in client activity and risk aversion in 2011.

We also use collateralized financings, including repurchase agreements and securities lending agreements. The level of our repurchase agreements fluctuates, reflecting market opportunities, client needs for highly liquid collateral, such as US treasuries and agency securities, and the impact of balance sheet and risk-weighted asset limits. In addition, matched book trades, under which securities are purchased under agreements to resell and are simultaneously sold under agreements to repurchase with comparable maturities, earn spreads, are relatively risk-free and are generally related to client activity.

Our primary source of liquidity is funding through consolidated entities. The funding through non-consolidated special purpose entities and asset securitization activity is immaterial.

Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.

For further information on our funding sources and uses refer to the “Treasury, Risk, Balance sheet and Off-balance sheet” section of the Group Annual Report 2011.

1.1.4	Description of derivative and hedging activities

We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign exchange and credit risk. These derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, credit default and cross currency swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

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The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third party credit risk, or that have non-standard interest or foreign exchange terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:

■	Trading activities;
■	A risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
■	A hedge of the fair value of a recognized asset or liability;
■	A hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
■	A hedge of a net investment in a foreign operation.

The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives are used for trading activities.

Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

■	Interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
■	Foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
■	Credit derivatives to manage credit risk on certain loan portfolios; and
■	Futures to manage risk on equity positions including convertible bonds.

Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.

We regularly hedge our portfolio to manage our overall risk position, adhere to our risk appetite, minimize losses, facilitate our client franchise, and provide liquidity to the market.

For further information on our derivatives and hedging activities, refer to the “Treasury, Risk, Balance sheet and Off-balance sheet” and “Consolidated financial statements” sections of the Group Annual Report 2011.

1.1.5	Memberships in material payment, clearing and settlement systems

In order to facilitate our business, we have memberships in major global payment, clearing and settlement systems. The figure below includes a list of our memberships in these systems.

Fig. 1-5: Material payment, clearing and settlement systems
System name
Depository Trust Company (DTC) Online
Depository Trust and Clearing Corporation (DTCC)
SIX Interbank Clearing (SIC, euroSIC)
Euroclear
ICE Clear
Fixed Income Clearing Corporation (FICC)
London Clearing House (LCH) Clearnet Ltd
SWIFT
Fedwire
CLS Group
CME Group

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1.1.6	Description of non-US operations

The US regulations require that Credit Suisse provide a description of our non-US operations. Refer to the business overview in section 1.1 for a description of Credit Suisse’s global operations and regional structure. Further information on our business is included in the “Our businesses” and “Organizational and regional structure” sections of the Group Annual Report 2011.

1.1.7	Material supervisory authorities

Our operations are regulated by authorities in each of the jurisdictions in which we have offices, branches and subsidiaries. Central banks and other bank regulators, financial services regulators, securities regulators and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our Private Banking, Investment Banking and Asset Management divisions. The figure below includes our material supervisory authorities related to the “material legal entities” and “core business lines” identified in the RRP.

Fig. 1-6: Material supervisory authorities of Credit Suisse
Supervisory authority	Jurisdiction
Swiss Financial Market Supervisory Authority (FINMA)	Switzerland
Swiss National Bank (SNB)	Switzerland
SIX Swiss Exchange	Switzerland
Board of Governors of the Federal Reserve System	United States
Federal Reserve Bank of New York	United States
U.S. Securities and Exchange Commission (SEC)	United States
New York State Department of Financial Services	New York State, United States
New York Stock Exchange (NYSE)	United States
Financial Industry Regulatory Authority (FINRA)	United States
National Futures Association	United States
U.S. Commodity Futures Trading Commission (CFTC)	United States
Financial Services Authority (FSA)	United Kingdom
Cayman Islands Monetary Authority	Cayman Islands
Central Bank of the Bahamas	Bahamas
Securities Commission of the Bahamas	Bahamas
Guernsey Financial Services Commission	Guernsey
Monetary Authority of Singapore (MAS)	Singapore
Singapore Exchange Limited	Singapore

For further information on our regulators and supervisors refer to the “Regulation and supervision” section of the Group Annual Report 2011.

1.1.8	Principal officers

The figure below includes the members of the Executive Board for Credit Suisse as of June 30, 2012. The Executive Board is responsible for the day-to-day operational management of Credit Suisse. It develops and implements the strategic business plans for the Group overall as well as for the principal businesses, subject to approval by the Board of Directors of Credit Suisse Group. It further reviews and coordinates significant initiatives, projects and business developments in the divisions, regions and in the Shared Services functions and establishes Group-wide policies. The composition of the Executive Board of the Group and the Bank is identical.

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Fig. 1-7: Credit Suisse Group AG Executive Board members as of June 30, 2012
Member	Role
Brady W. Dougan	Group Chief Executive Officer
Osama S. Abbasi	Regional Chief Executive Officer Asia Pacific
Walter Berchtold	Chairman Private Banking
Romeo Cerutti	General Counsel
Tobias Guldimann	Chief Risk Officer
Fawzi Kyriakos-Saad	Regional Chief Executive Officer EMEA
David R. Mathers	Chief Financial Officer
Hans-Ulrich Meister	Chief Executive Officer Private Banking Regional Chief Executive Officer Switzerland
Robert S. Shafir	Chief Executive Officer Asset Management Regional Chief Executive Officer Americas
Pamela A. Thomas-Graham	Chief Talent, Branding and Communications Officer
Eric M. Varvel	Chief Executive Officer Investment Banking

For further information on our Executive Board refer to the “Corporate Governance” section of the Group Annual Report 2011 and any subsequent press release on changes in the Executive Board.

1.1.9	Resolution planning corporate governance structure and processes related to resolution planning

Recovery and Resolution Office

The Recovery and Resolution Office, which is embedded in the global Chief Financial Officer (CFO) function, is responsible for managing the global RRP process, and overall responsibility for the global RRP is with the Group CFO. The Recovery and Resolution Office is responsible for, among other things, updating the RRP document at least annually (or more often as may be required under applicable regulations) and liaising with management and our Regulatory Affairs function on recovery and resolution related topics. The Recovery and Resolution Office is globally coordinated with representatives in each of the regions where we have specific RRP related regulatory requirements to fulfill – currently in Switzerland, the US and the UK.

The US and UK RRP regional governance follows the same principle as the global RRP governance. The executive responsible for the RRP is the Regional CFO for the Americas or EMEA, respectively. The executives responsible for managing the liaison to the regulators to ensure all regulatory requirements are adequately addressed in the region and delivered in time are the Regional Chief Operating Officers (COOs).

Preparation and Approval of the RRP

Any decisions on the RRP design and content have been discussed and agreed in the Design Authority, which met regularly and included key RRP subject matter experts from Switzerland, the US and the UK. All decisions were subsequently presented to the RRP Steering Committee, whose members included the Group CFO (Chair) and other Executive Board members, as well as the RRP global program office, regional and divisional leads. The responsibilities of the RRP Steering Committee include, but are not limited to, providing executive-level decision-making and guidance with respect to the RRP program objectives. The RRP was presented to the Executive Board for review and approval, under delegated authority from the Group Board of Directors.

1.1.10	Description of material management information systems

Credit Suisse utilizes a number of key management information systems and applications that directly support management, financial, risk, operational and regulatory reporting across the organization.

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Reporting at Credit Suisse is categorized as follows:

■	Management reporting: Information required for board/senior management and executive level reporting
■	Financial reporting: Information required to provide financial position and performance to senior management and external users
■	Risk reporting: Information required to identify and analyze risks inherent in day to day business operations. Includes operational, credit and market risk reports
■	Operational reporting: Information required to provide detailed day-to-day activities at a transaction level to support key decisions on a daily basis
■	Regulatory reporting: Reports mandated by regulatory authorities governing the type of business and jurisdiction of operations

Credit Suisse has extensive reporting capabilities that allow for generation of key reports that are produced at defined frequencies during normal course of business. Reports can be produced at group, business division, legal entity or function level depending on the purpose of the report.

1.1.11	High-level description of resolution strategy

The RRP has been developed in response to various regulatory requirements for the unlikely event of the Group’s failure. This section includes a high-level description of the resolution strategy included in our RRP for our operations in Switzerland, the US and the UK.

Switzerland

In September 2011, the Swiss Parliament passed the “Too Big to Fail” legislation relating to systemically important financial institutions (SIFIs). The legislation became effective March 1, 2012. Under this legislation, SIFIs are required to establish a RRP and provide the RRP to FINMA for approval. We are required to finalize an RRP by the end of 2012 and will be required to update the report at least annually. The “recovery” part of the RRP must outline recovery options available to a bank in various severe stress events, including those caused by idiosyncratic, systemic, capital or liquidity stress scenarios. The recovery plan’s purpose is to prepare for the survival of the bank in such stress scenarios. As a part of the plan, a governance framework must be defined with clear escalation and decision points and may be based on existing capital and liquidity plans. The “resolution” part of the RRP must demonstrate that a bank can be unwound in an orderly fashion while ensuring the continuation of systemically relevant functions in Switzerland (including payment services and access to savings deposits) in the event of the bank’s impending insolvency. Under a resolution scenario, FINMA has significant power to act, including the authority to force the sale of all or part of a bank, the restructuring of a bank, or the creation of a bridge bank.

We have opted to meet the Swiss requirements by pursuing a bridge bank strategy for our relevant functions in Switzerland and plan to implement a significant number of preparatory measures to support timely and effective resolution.

United States

The rules governing the US RRP require that we contemplate the failure of Credit Suisse’s US operations under ordinary insolvency law (for Credit Suisse’s US operations, this means the US Bankruptcy Code, the Securities Investor Protection Act and the New York Banking Law), and not under the Orderly Liquidation Authority (OLA) provisions of Title II of the Dodd-Frank Act.

In assessing potential strategies for resolving our US operations under the applicable insolvency regimes, including the “material legal entities” and “core business lines,” we have assumed that all “material legal entities” fail at the same time. The RRP for the US focuses on two alternatives: the sale of “material legal entities,” “core business lines” or business components and the orderly wind down of “material legal entities” and “core business lines.” The sale of “material legal entities,” “core business lines” or business components would contemplate the maintenance of market operations and potentially, franchise value, although this strategy may prove challenging in the event of an extended period of distress. Certain legal entities, business lines or business components may be marketed individually or in package form. The range of potential purchasers may include other broker dealers and banks, as well as hedge funds. The wind down of “material legal entities” and “core business lines” would involve the liquidation of the positions remaining in inventory at the point of resolution. The actual unwind procedures would be determined based on a number of factors at resolution, including market conditions, current valuations, and the liquidity profile of the remaining portfolio. These strategies are not mutually exclusive; in resolution, US operations may be resolved under a combination of a sale of “material legal entities,” “core business lines” or business components and a wind down of remaining businesses and operations.

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United Kingdom

The UK Banking Act of 2009 created a new framework for an insolvency regime focused on financial institutions that are in distress. The FSA’s RRP guidance states that the relevant UK authorities will determine the strategy for resolving our UK operations, based on the information submitted to the authorities within our RRP. In our RRP, we have submitted information consistent with the guidance of the FSA through June 30, 2012.

[END OF PUBLIC SECTION]

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Annexes

Name/title of document	Applicable chapter section
No annexes exist for this chapter

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: July 5, 2012		Director